09055995

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR - 2 2009
Washington, DC
110

SEC FILE NUMBER
8- 28733

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **AIG SUNAMERICA CAPITAL SERVICES, INC.**

OFFICIAL USE ONLY
13158
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
HARBORSIDE FINANCIAL CENTER 3200 PLAZA 5
(No. and Street)

JERSEY CITY	NJ	07311
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
ACKLEEMA BACCHUS **201-324-6401**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers, LLP
(Name – *if individual, state last, first, middle name*)

300 MADISON AVENUE	NEW YORK	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **FRANK CURRAN**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **AIG SUNAMERICA CAPITAL SERVICES, INC.**, as of **DECEMBER 31**, 20**08**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ALICE L. MANNING
Notary Public, State of New Jersey
No. 2295569
Qualified in Hudson County
Commission Expires January 8, 2013

Signature

Chief Financial Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Board of Directors and Shareholder of
SunAmerica Capital Services, Inc.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of SunAmerica Capital Serivices, Inc. (the "Company") at December 31, 2008 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The Company is a member of a group of affiliated companies and, as disclosed in the financial statement, has extensive transactions and relationships with members of the group. Because of these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions among wholly unrelated parties.

PricewaterhouseCoopers LLP

February 27, 2009

SUNAMERICA CAPITAL SERVICES, INC.

(formerly known as "AIG SunAmerica Capital Services, Inc.")
(An indirectly wholly owned subsidiary of American International Group, Inc.)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2008

ASSETS

Cash and cash equivalents	$ 22,149,434
Distribution fees receivable	2,419,488
Deferred expenses, less accumulated amortization of $307,179,945	27,548,850
Goodwill	1,139,113
Income taxes receivable	991,385
Other assets	454,390
Total assets	$54,702,660

LIABILITIES AND SHAREHOLDER'S EQUITY

Accrued commissions payable	$ 1,776,029
Payable to affiliated companies	1,143,026
Deferred income taxes	8,285,818
Other liabilities	112,703
Total liabilities	11,317,576
Shareholder's equity:	
Common stock, no par value; 200 shares authorized; 50 shares issued and outstanding, at stated value of $500 per share	25,000
Additional paid-in capital	110,062,321
Accumulated deficit	(66,702,237)
Total shareholder's equity	43,385,084
Total liabilities and shareholder's equity	$ 54,702,660

The accompanying notes are an integral part of this financial statement.

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

SunAmerica Capital Services, Inc. (the "Company") is a direct subsidiary of AIG SunAmerica Asset Management Corp. (the "Parent"), which is a direct subsidiary of AIG SunAmerica Life Assurance Company, which is a direct subsidiary of SunAmerica Life Insurance Company ("SALIC"), which is a direct subsidiary of AIG Retirement Services, Inc. ("AIGRS"), which is a direct subsidiary of American International Group Inc. ("AIG"). The Company filed a Certificate of Amendment of Certificate of Incorporation with the Delaware Secretary of State changing its name, effective November 12, 2008.

The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and a member of the Financial Industry Regulatory Authority and conducts business as a distributor of mutual funds and variable annuities.

Cash and cash equivalents

For purposes of the statements of financial condition and cash flows, the Company holds all of its cash and cash equivalents in SunAmerica, Janus and Evergreen money market mutual funds.

Fair value of financial instruments

The Company estimates that the fair value of financial instruments recognized on the statement of financial condition (including cash equivalents, receivables and payables), approximates their carrying value, as such financial instruments are short term in nature.

Goodwill

Goodwill represents the excess paid over the fair value of distribution contracts purchased in 1991.

In accordance with SFAS 142, goodwill not subject to amortization is tested at least annually for impairment, and is tested for impairment more frequently if events and circumstances indicate that an asset might be impaired.

A two-step impairment test is performed on goodwill. In the first step, the Company compared the fair value of the reporting unit to the carrying value of the net assets of that reporting unit. The Company determined the fair value of its reporting unit using a discounted cash flow approach and a market participant analysis. Under the market participant approach management considered market multiple ratios to assets under management and recent transaction information. Under the discounted cash flow approach, management used certain assumptions in its analysis to determine the reporting unit's fair value.

These assumptions include but were not limited to: a risk adjusted rate that was estimated to be commensurate with the risk associated with the underlying cash flows, the useful life of the asset, cash flow trends from prior periods, current-period cash flows, and management's expectation of future cash flow based on projections or forecasts derived from its understanding of the relevant business prospects, economic or market trends which may occur.

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

The Company's cash flow projections for each reporting unit were based on five-year financial forecasts. The five-year forecasts were based on annual financial forecasts developed internally by management for use in managing its business. The forecast generally translates into an assumption that the recessionary environment will continue through 2010, and resume normalized long-term growth rates in 2011. The significant assumptions of these five-year forecasts included annual revenue growth rates. The future cash flows were tax affected and discounted to present value using a discount rate of 12%. As referenced above, the method to compute the amount of impairment incorporates quantitative data and qualitative criteria including new information that can dramatically change the decision about the valuation of an intangible asset in a very short period of time

For the year end December 31, 2008 the company has concluded that no impairment loss related to goodwill was required.

Income taxes

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standard No. 109, "Accounting for Income Taxes". Deferred income tax assets and liabilities arise from "temporary differences" between the tax basis of an asset or liability and its reported amount on the statement of financial condition.

Deferred expenses

The Company defers distribution costs related to sales of mutual funds (the "Funds") which have both a 12b-1 distribution plan and a contingent deferred sales charge feature. These costs are amortized on a straight-line basis, adjusted for redemptions, over a period ranging from one year to eight years, subject to periodic reviews of the realizability through projected future cash flows.

Distribution fees receivable

Distribution fees consist of 12b-1 fees and service fees paid by the Funds to the Company as the distributor of the Funds' shares. These fees are accrued monthly and are computed based on the average net assets of the Funds under management.

Use of estimates and indemnifications

The preparation of this financial statement in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

In the normal course of business the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's exposure under these arrangements is unknown as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company expects the risk of loss to be remote.

NOTE 2 - RELATED PARTIES

The following is a summary of the significant transactions with affiliated companies as of December 31, 2008. As indicated below, the Company had significant transactions with related parties, the terms of which may not necessarily be indicative of the terms that would have existed if the Company operated as an unaffiliated entity.

The Company has a policy whereby certain sales and marketing expenses incurred by the Parent on the Company's behalf are reimbursed by the Company. These amounts totaled $15.9 million for 2008 and have been included in deferred expenses on the Statement of Financial Condition and sales and marketing expenses on the Statement of Operations

The Company invests in a money market fund managed by the Parent. These amounts totaled approximately $4.9 million at December 31, 2008 and have been included as cash and cash equivalents in the Statement of Financial Condition.

In September 2008, the Company's ultimate parent company, American International Group, Inc. (AIG), experienced a severe strain on its liquidity that resulted in AIG on September 22, 2008, entering into an $85 billion revolving credit facility and a guarantee and pledge agreement with the Federal Reserve Bank of New York ("NY Fed"). Under the credit facility agreement, AIG has agreed to issue a new series of perpetual, non-redeemable Convertible Participating Serial Preferred Stock (the "Series C Preferred Stock") to a trust that will hold the Series C Preferred Stock for the benefit of the United States Treasury. As initially structured, the Series C Preferred Stock would from issuance (i) be entitled to participate in any dividends paid on the common stock with the payments attributable to the Series C Preferred Stock being approximately, but not in excess of, 79.9 percent of the aggregate dividends paid on AIG's common stock, treating the Series C Preferred Stock as if converted and (ii) vote with AIG's common stock on all matters submitted to AIG shareholders, and would hold approximately, but not in excess of, 79.9 percent of the aggregate voting power of the common stock, treating the Series C Preferred Stock as if converted. As described below, the voting, conversion rights and dividend rights of the Series C Preferred Stock were subsequently reduced from 79.9 percent to 77.9 percent.

The credit facility obligations are guaranteed by certain AIG subsidiaries and the obligations are secured by a pledge of certain assets of AIG and its subsidiaries. The Company is not a guarantor of the credit facility obligations and it has not pledged any assets to secure those obligations.

NOTE 2 - RELATED PARTIES (CONT'D)

On October 3, 2008 AIG indicated its intent to refocus on its core property and casualty insurance businesses, generate sufficient liquidity to repay the outstanding balance of its loan from the NY Fed and address its capital structure. AIG intends to retain its U.S. property and casualty and foreign general insurance businesses and to retain a continuing ownership interest in its foreign life insurance operations. AIG is exploring divestiture opportunities for its remaining businesses and assets including the Company.

On November 25, 2008, AIG entered into an agreement with the U.S. Department of the Treasury pursuant to which, among other things, AIG issued and sold to the U.S. Treasury, as part of the Troubled Assets Relief Program, $40 billion of Series D Fixed Rate Cumulative Perpetual Preferred Stock, par value $5.00 per share, (the "Series D Preferred Stock"), and a warrant to purchase 53,798,766 shares of common stock (the "Warrant"). The Warrant has a term of 10 years and is exercisable for up to 53,798,766 shares of AIG common stock, at an exercise price equal to the par value of the common stock at time of exercise. In connection with the issuance of the Warrant, the voting, conversion rights and dividend rights of the Series C Preferred Stock were reduced from 79.9 percent to 77.9 percent. The proceeds from the sale of the Series D Preferred Stock and the Warrant were used to repay borrowings under the credit facility and, in connection therewith, the maximum commitment amount under the credit facility agreement was reduced from $85 billion to $60 billion.

During the fourth quarter of 2008, AIG and certain of its subsidiaries entered into an agreement with the NY Fed in connection with the special purpose financing vehicle known as Maiden Lane III LLC. The Company was not a party to this agreement and this transaction did not affect the Company's financial condition, results of operations or cash flows.

On December 12, 2008, AIG, certain of AIG's wholly owned U.S. life insurance subsidiaries, and AIG Securities Lending Corp., another AIG subsidiary (the "AIG Agent"), entered into an agreement with Maiden Lane II LLC, a Delaware limited liability company whose sole member is the NY Fed ("ML II"). Pursuant to the agreement, the life insurance subsidiaries sold to ML II all of their undivided interests in a pool of $39.3 billion face amount of residential mortgage-backed securities ("RMBS") held by the AIG Agent, as agent of the life insurance subsidiaries, in connection with AIG's U.S. securities lending program. In exchange for the RMBS, the life insurance subsidiaries received an initial purchase price of $19.8 billion plus the right to receive deferred contingent portions of the total purchase price. As a result of these actions, the U.S. securities lending program, and the interim agreement entered into with the NY Fed whereby the NY Fed borrowed securities from AIG subsidiaries in exchange for cash collateral were terminated.

In connection with the preparation of its quarterly report on Form 10-Q for the quarterly period ended September 30, 2008, AIG assessed its ability to continue as a going concern. After considering several factors as outlined in AIG's Form 10-Q, AIG believed that it would have adequate liquidity to finance and operate its businesses, execute its disposition plan, and repay its obligations for at least the next twelve months. However, it is possible that the actual outcome of one or more of AIG's plans could be materially different or that one or more of its significant judgments or estimates could prove to be materially incorrect.

NOTE 3 - INCOME TAXES

The Company is a member of an affiliated group which joins in the filing of a consolidated federal tax return with American International Group, Inc. Estimated payments for taxes are made between the members of the consolidated group during the year. For federal income taxes, the Company is charged or credited with an amount equal to its separate tax liability or benefit as if it were filing on an individual company basis. For certain state and local tax filings the Company is charged or credited with an amount equal to its share of the combined state and local liability or benefit. In other states where the Company files a separate tax return, the Company recognized its liability or benefit.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for tax reporting purposes. The deferred tax liability is primarily due to tax differences related to amortization of commission expenses, and the deferred tax asset is due to state net operating loss carryforwards.From its historical operations, the Company had a New Jersey net operating loss carryforward of $70,100,000.Such carry forwards begin to expire in 2009.

The Company has concluded that it is more likely than not that certain net deferred tax assets will not be fully realized. Accordingly, as of December 31, 2008, the Company has a valuation allowance of $4,925,000 related to its deferred tax assets. Valuation allowances are established to reduce deferred tax assets to the amount that more likely than not will be realized.

NOTE 4 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital of the greater of $25,000 or 6-2/3% of total aggregate indebtedness. At December 31, 2008, the Company had net capital, as defined, of $20,492,617 which exceeded its requirement of $207,222 by $20,285,394. The Company's ratio of aggregate indebtedness to net capital at December 31, 2008 was .15:1.

SUNAMERICA CAPITAL SERVICES, INC.
(formerly known as "AIG SunAmerica Capital Services, Inc.")
(An indirectly wholly owned subsidiary of American International Group, Inc.)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2008

SUNAMERICA CAPITAL SERVICES, INC.
(formerly known as "AIG SunAmerica Capital Services, Inc.")
(An indirectly wholly owned subsidiary of American International Group, Inc.)

TABLE OF CONTENTS